UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Termination of Trust Agreement for Acquisition of Treasury Shares

On April 14, 2017, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to terminate the trust agreement it had entered into on August 3, 2016 to acquire treasury shares.

Total Contract Amount (KRW)		Before Termination		500,000,000,000

		After Termination		0

Contract Period (Before Termination)		Effective Date		August 3, 2016

		Termination Date		August 2, 2017

Reason for Termination				Early termination to facilitate efficient fund management and improve stock liquidity

Counterparty				Samsung Securities Co., Ltd.

Expected Date of Termination				April 17, 2017

Method of Return of Trust Properties upon Termination				Return of cash and treasury shares

Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (percentage)		21,517,802 shares (5.1%)
		Other Shares		—
	Other Acquisitions	Common Shares (percentage)		28,511 shares (0.0%)* * Fractional shares resulting from the allocation of new shares in a stock swap on October 19, 2016
		Other Shares		—

Date of Resolution by the Board of Directors				April 14, 2017

Non-executive directors				Present: 7

Absent: 0

Other Matters to Consider Before Making an Investment Decision			•	After the termination of the above trust agreement, there will be no outstanding trust agreement that KB Financial Group entered into to acquire treasury shares.

			•	Prior to termination, the total number of treasury shares held by KB Financial Group is 21,546,313.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2017	By: /s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer